July 3, 2018

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:	William Thompson
Donna Di Silvo

Re:	Carvana Co.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 6, 2018
File No. 1-38073

Ladies and Gentlemen:

We are writing to respond to the comments raised in the letter to Carvana Co. (the “Company”), dated June 22, 2018, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Contractual Obligations and Commitments, page 70

1. It appears your table of contractual obligations excludes rent payments due under the DriveTime Lease Agreement that are contingent upon your utilization of the leased assets. Please revise the table, or provide footnote disclosure, to disclose, if true, that these rent payments are excluded and disclose the estimated obligation to be recognized under the agreement. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 of SEC Interpretative Release No. 34-48960.

Response

In response to the Staff’s comment, the Company acknowledges that it excluded rent payments contingent upon its utilization of leased assets under the DriveTime Lease Agreement from the table of contractual obligations. The exclusion of these amounts from its table of contractual obligations is consistent with its disclosure of future minimum rent payments in accordance with ASC 840 - Leases, which are included in Note 13 - Commitments and Contingencies to its Consolidated Financial Statements. In future filings, the Company will include a footnote to its table of contractual obligations disclosing the existence and nature of rent amounts contingent upon utilization of leased assets under the DriveTime Lease Agreement and that such amounts are excluded from the table.

Report of Independent Registered Public Accounting Firm, page 75

2. Please explain to us why your auditor did not refer to and report on Schedule II - Valuation and Qualifying Accounts. Please refer to AS 2701: Auditing Supplemental Information Accompanying Audited Financial Statements.

Response

In response to the Staff’s comment, the Company acknowledges that its auditor unintentionally omitted the reference to Schedule II - Valuation and Qualifying Accounts in their audit report. Notwithstanding the omission, the Company believes that the Consolidated Financial Statements explicitly covered by the auditor’s report contain all of the information that an investor needs to make an investment decision, because the information in Schedule II is also all included in, or can be derived from, information in the Company’s audited Consolidated Financial Statements. Schedule II contains information related to (1) the Company’s deferred tax asset valuation allowance including the December 31, 2017 and 2016 balances, (2) amounts charged to costs and expenses and (3) amounts charged to other accounts. The Company advises the Staff that there was no activity related to the Company’s deferred tax asset valuation allowance during the years ended December 31, 2016 and 2015. The ending balances of the Company’s deferred tax asset valuation allowance of $16,612,000 and $0 as of December 31, 2017 and 2016, respectively, are included in the deferred tax asset disclosures in Note 12 - Income Taxes in the Company’s audited Consolidated Financial Statements. The $3,911,000 charged to costs and expenses is derived from the Company’s audited Consolidated Financial Statements by subtracting the December 31, 2017 deferred tax asset valuation allowance of $16,612,000 from the $20,523,000 charged to other accounts. The $20,523,000 charged to other accounts is included in the Company’s audited Consolidated Statements of Stockholders’ Equity in the line item “Establishment of valuation allowance related to deferred tax assets associated with increases in tax basis of Carvana Group.” Because the contents of Schedule II are all found elsewhere within the areas explicitly covered by the auditor’s report, the Company does not believe that investors would benefit from amending the 10-K to clarify that the auditor’s report also covers Schedule II. The Company believes that the risk of confusion such an amendment might generate among investors outweighs any benefit investors might realize from the clarification. In the Company’s future Form 10-K filings the auditors will refer to and report on Schedule II - Valuation and Qualifying Accounts.

Consolidated Statements of Operations, page 77

3. Please explain to us why net loss attributable to non-controlling interests and net loss attributable to Class A common stockholders is not consistent with the disclosure in Note 11. Please note that this comment also relates to Form 10-Q for the quarterly period ended March 31, 2018.

Response

In response to the Staff’s comment, the Company advises the Staff that after the Company’s initial public offering (“IPO”) net loss attributable to non-controlling interests and net loss attributable to Class A common stockholders in the Consolidated Statements of Operations are presented based on the relative ownership of Carvana Co. and the LLC Unitholders. Carvana Co.’s purchase of LLC Units of Carvana Group in connection with the IPO resulted in a non-controlling interest related to the pre-IPO LLC Unitholders. For periods prior to the IPO there was no non-controlling interests and accordingly the net loss was not allocated between net loss attributable to non-controlling interests and net loss attributable to Class A common stockholders.

In the SEC Comment Letter related to our Registration Statement on Form S-1 received on February 15, 2017, the Staff requested that the Company present historical net loss per share. In order to calculate net loss per share for periods prior to the IPO on a meaningful and consistent basis, the Company retroactively reflected the 15.0 million shares issued in the IPO and the LLC Units outstanding as of the date of the IPO as if they had been issued and outstanding as of the beginning of each period presented. Net loss attributable to non-controlling interests and net loss attributable to Class A common stockholders were calculated on this basis and are therefore different than the presentation in the Consolidated Statements of Operations. Absent use of this method the Company’s net loss per share for historical periods prior to the IPO would have been zero and not comparable to periods subsequent to the IPO.

Note 8 - Stockholders’ Equity Convertible Preferred Stock, page 98

4. Please disclose the aggregate and per-share amounts of arrearages in cumulative preferred dividends in future filings. Refer to ASC 505-10-50-5.

Response

In response to the Staff’s comment, the Company will include aggregate and per-share amounts of arrearages in cumulative preferred dividends related to its Convertible Preferred Stock in future filings in accordance with ASC 505-10-50-5.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (512) 217-3905.

Sincerely,
/s/ Paul Breaux
Paul Breaux

cc: Robert Goedert
Kirkland & Ellis LLP